CAROLINA FINANCIAL CORPORATION

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

The following Amendment to the Amended and Restated Bylaws of Carolina Financial Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), was approved by the Board of Directors of the Corporation at a meeting duly called and held on April 24, 2013.

ARTICLE II- BOARD OF DIRECTORS

SECTION 10: Directors’ Age Limitation

The age limit whereby Directors may be elected to the Holding Company Board increased from 78 years to 79 years.